Woodpecker Technologies, LLC
Balance Sheet
(Unaudited)

	December 31, 2017
ASSETS	
Cash	$ 974
Total current assets	974
Total assets	$ 974
LIABILITIES AND MEMBERS' DEFICIT	
Due to chief executive officer	$ 9,696
Total current liabilities	9,696
Commitments and contingencies	-
Membership units, 10,000,000 units authorized and outstanding	-
Capital in excess of par value	1,480
Retained deficit	(10,202)
Total members' deficit	(8,722)
Total liabilities and members' deficit	$ 974